UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

OCZ Technology Group, Inc.
(Name of Issuer)
Common Stock, $0.0025 par value
(Title of Class of Securities)
67086E204
(CUSIP Number)
August 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	COLUMBUS CAPITAL MANAGEMENT, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,850,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,850,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,850,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.9%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	MATTHEW D. OCKNER
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,850,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,850,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,850,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.9%
(12)	Type of Reporting Person (See Instructions)		IN/HC

(1)	Names of Reporting Persons.	COLUMBUS CAPITAL PARTNERS, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,631,400
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,631,400
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,631,400
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.0%
(12)	Type of Reporting Person (See Instructions)		PN

Item 1(a).  Name of Issuer:

OCZ Technology Group, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

6373 San Ignacio Avenue

San Jose, CA  95119

Item 2(a).  Names of Persons Filing:

Columbus Capital Management, LLC (“CCM”)

Matthew D. Ockner
Columbus Capital Partners, L.P. (“CCP”)

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The business office of each reporting person is:

1 Market Street, Spear Tower
Suite 3790
San Francisco, CA  94105

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.0025 par value

Item 2(e).  CUSIP Number:

67086E204

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐      (a)      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐      (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐      (c)      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐      (d)      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒      (e)      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐      (f)      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒      (g)      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐      (h)      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐      (i)      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐      (j)      Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (consisting of common stock and warrants to purchase common stock) (the “Securities”) are owned by CCP, an investment limited partnership and another investment fund for which CCM serves as general partner and/or investment manager.  CCM, as CCP’s and that other investment fund’s general partner and/or investment manager, and Mathew D. Ockner, as managing member of CCM, may therefore be deemed to beneficially own the Securities owned by CCP and such other investment fund for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that CCM or Mr. Ockner is, for any other purpose, the beneficial owner of any of the Securities, and each of CCM and Mr. Ockner disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer’s Form 10-Q/A Amendment No. 1 filed with the Securities and Exchange Commission on July 19, 2010, in which the Issuer stated that the number of shares of its Common Stock, $0.0025 par value outstanding as of July 9, 2010 was 26,522,748 shares.

Item 5.     Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

CCM serves as general partner and investment manager to CCP and as investment manager to a private investment fund that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Mr. Ockner is the managing member of CCM.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2010	COLUMBUS CAPITAL MANAGEMENT, LLC By: /s/ Matthew D. Ockner Matthew D. Ockner Its Managing Member
MATTHEW D. OCKNER /s/ Matthew D. Ockner Matthew D. Ockner

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBUS CAPITAL PARTNERS, L.P. By: Columbus Capital Management, LLC, its General Partner By: /s/ Matthew D. Ockner Matthew D. Ockner Its Managing Member

EXHIBITS LIST
Exhibit A	Joint Filing Undertaking	Page 8

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: August 11, 2010	COLUMBUS CAPITAL MANAGEMENT, LLC By: /s/ Matthew D. Ockner Matthew D. Ockner Its Managing Member
MATTHEW D. OCKNER /s/ Matthew D. Ockner Matthew D. Ockner
COLUMBUS CAPITAL PARTNERS, L.P. By: Columbus Capital Management, LLC, its General Partner By: /s/ Matthew D. Ockner Matthew D. Ockner Its Managing Member